Atna Resources Signs Pinson Joint Venture Agreement

GOLDEN, Colo., April 9 /PRNewswire-FirstCall/ -- Atna Resources Ltd. (“Atna”) – (TSX: ATN), is pleased to report that it has entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with the Pinson Mining Company (PMC), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE: ABX).  Under the MVA, Atna will own a 30 percent equity interest in the joint venture and PMC will own 70 percent.  PMC will manage the project.

PMC recently concluded the expenditure of US$30 million at Pinson to earn its 70 percent equity position. The results of that work are being evaluated to determine the feasibility of development and a future work plan on the project. The property has been placed on care and maintenance while the technical study is completed and until a decision is made concerning the future of Pinson. Dewatering of the underground facilities will continue during this decision period to protect the partners’ investment and facilitate re-start, when warranted.

Forward-looking statements:

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the status of work programs and budgets at the Pinson gold project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from restarting mining operations at the Pinson gold project, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION:
Additional information on Atna Resources Ltd. and the Pinson gold project is available on our website at www.atna.com or contact:

James Hesketh, President and CEO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464

CONTACT:  James Hesketh, President and CEO, or Valerie Kimball, Corporate Communications, both of Atna Resources Ltd., +1-303-278-8464